Exhibit 12.1

HUBBELL INCORPORATED

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Dollars in millions)

	Six months
	Ended June 30,	Year Ended December 31,
	2017	2016	2015	2014	2013	2012
Computation of Earnings:
Earnings	207.6	430.4	418.6	485.5	473.8	441.8
Fixed Charges	28.0	53.0	39.6	39.4	38.5	38.1
Total Earnings	235.6	483.4	458.2	524.9	512.3	479.9
Computation of Fixed Charges:
Interest Expense	23.1	43.4	31.0	31.2	30.8	30.8
Interest Portion of Rent Expense	4.9	9.6	8.6	8.2	7.7	7.5
Total Fixed Charges	28.0	53.0	39.6	39.4	38.5	38.1
Ratio of Earnings to Fixed Charges	8.4	9.1	11.6	13.3	13.3	12.6

Hubbell Incorporated (“Hubbell”) has calculated the ratio of earnings to fixed charges by dividing “earnings,” consisting of income from continuing operations before income taxes and fixed charges for the periods indicated, by Hubbell’s “fixed charges,” consisting of interest expense (which includes interest on indebtedness, the amortization of discounts, and the amortization of capitalized debt issuance costs) and the portion of estimated rents that Hubbell believes to be representative of the interest factor (one-third of rental expense), in each case for the periods indicated.

COMPUTATION OF PRO FORMA RATIO OF EARNINGS TO FIXED CHARGES

	Six months Ended June 30, 2017			Year Ended December 31, 2016
		Pro Forma			Pro Forma
	Actual	Adjustments(1)	Pro Forma	Actual	Adjustments(1)	Pro Forma
Computation of Earnings:
Earnings	207.6	4.2	211.8	430.4	8.4	438.8
Fixed Charges	28.0	(4.2)	23.8	53.0	(8.4)	44.6
Total Earnings	235.6	—	235.6	483.4	—	483.4
Computation of Fixed Charges:
Interest Expense	23.1	(4.2)	18.9	43.4	(8.4)	35.0
Interest Portion of Rent Expense	4.9	—	4.9	9.6	—	9.6
Total Fixed Charges	28.0	(4.2)	23.8	53.0	(8.4)	44.6
Ratio of Earnings to Fixed Charges	8.4		9.9	9.1		10.8

(1)	The ratio of earnings to fixed charges for the six months ended June 30, 2017 and fiscal year ended December 31, 2016 have been adjusted on a pro forma basis to give effect to the issuance of Hubbell’s $300 million aggregate principal amount of 3.150% Senior Notes due 2027 and the use of the net proceeds therefrom to redeem all of Hubbell’s 5.95% Senior Notes due 2018 in an aggregate outstanding principal amount of $300 million (and to pay any premium and accrued interest in respect thereof).